1 September 2026

RELX PLC

Transactions in own shares

RELX PLC announces that during the period 24 August 2026 to 28 August 2026 it purchased through ABN AMRO Bank N.V. a total of 916,971 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange. The purchased shares will be held as treasury shares.

RELX PLC

Transaction details: RELX PLC ordinary shares of 14 51/116 pence each

Issuer name:	RELX PLC
ISIN:	GB00B2B0DG97
Intermediary name:	ABN AMRO Bank N.V.
Intermediary Code:	ABNANL2A
Time zone:	CEST
Currency:	GBP

Aggregated information

Date of purchase	Number of ordinary shares purchased	Highest price paid (p)	Lowest price paid (p)	Volume weighted average price paid per share (p)
24/08/2026	183,215	2659	2599	2625.8818
25/08/2026	183,962	2648	2546	2615.2130
26/08/2026	185,274	2620	2578	2596.6922
27/08/2026	183,010	2673	2565	2628.8217
28/08/2026	181,510	2679	2630	2650.5349

Following the settlement of the above transactions, RELX PLC holds 82,372,937 ordinary shares in treasury, and has 1,746,659,877 ordinary shares in issue (excluding treasury shares). Since 2 January 2026 RELX PLC has purchased 78,265,065 ordinary shares.

Disaggregated information

In accordance with UKLR 9.6.6R and Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), detailed information about the individual purchases is provided on a weekly basis and for the period above is provided here:

http://www.rns-pdf.londonstockexchange.com/rns/9579S_1-2026-9-1.pdf

Legal Entity Identifier: 549300WSX3VBUFFJOO66